Exhibit 21.1
EVERUS CONSTRUCTION GROUP, INC.
List of Subsidiaries
The following entities are subsidiaries of Everus Construction Group, Inc.:

Subsidiaries	Formation Jurisdiction
Bombard Electric, LLC	Nevada
Bombard Mechanical, LLC	Nevada
Capital Electric Construction Company, Inc.	Kansas
Capital Electric Line Builders, LLC	Kansas
Desert Fire Holdings, Inc.	Nevada
Desert Fire Protection, a Nevada Limited Partnership	Nevada
Desert Fire Protection, Inc.	Nevada
Desert Fire Protection, LLC	Nevada
Duro Electric Company	Colorado
E.S.I., Inc.	Ohio
Everus BenefitCo, Inc.	Delaware
Everus Construction, Inc.	Delaware
Everus Industrial Services, LLC	Delaware
Everus United Construction Solutions, LLC	Delaware
Frebco, LLC	Ohio
International Line Builders, Inc.	Delaware
Lone Mountain Excavation & Utilities, LLC	Nevada
Loy Clark Pipeline Co.	Oregon
OEG, Inc.	Oregon
PerLectric, Inc.	Virginia
Rocky Mountain Contractors, Inc.	Montana
USI Industrial Services, LLC	Delaware
Wagner-Smith Equipment Co.	Delaware